## Hall & Romkema Financial Services, LLC. Assertions

**Hall & Romkema Financial Services, LLC.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

**Hall & Romkema Financial Services, LLC.**

I, Joe A. Romkema, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Joe A. Romkema, COO

February 15, 2016

